Exhibit A

The limited partners of Ares Owners have the right to receive dividends from, or proceeds from the sale of, the Class A Shares that are held of record by Ares Owners on behalf of such limited partner. Ares Owners holds greater than 5% of the Class A Shares on behalf of Mr. Ressler, or on behalf of a vehicle Mr. Ressler controls. No other person has the right to receive dividends from, or the proceeds from the sale of, more than five percent of the Class A Shares. Calculated as of September 30, 2025, Ares Owners holds the following amounts of Class A Shares and AOG Units on behalf of the individual Board Members, or on behalf of a vehicle controlled by such Board Member, in their capacity as limited partners of Ares Owners:

Board Member	Class A Shares	AOG Units	Total
Michael J Arougheti	0	7,841,596	7,841,596
R. Kipp deVeer	0	1,210,409	1,210,409
David B. Kaplan	1,025,052	8,321,596	9,346,648
Antony P. Ressler	2,235,625	49,764,375	52,000,000
Bennett Rosenthal	1,076,052	8,196,596	9,272,648